Jessica Patrick To Call Writer Directly: +1 202 389 3475 jessica.patrick@kirkland.com	1301 Pennsylvania Avenue, N.W. Washington, D.C. 20004 United States +1 202 389 5000 www.kirkland.com	Facsimile: +1 202 389 5200

February 7, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn: Timothy Worthington

Re:	Coatue Innovation Fund (formerly, Coatue CTEK Fund) Registration Statement on Form N-2 (File Nos. 333-283279; 811-24025)

Dear Ladies and Gentlemen:

On behalf of Coatue Innovation Fund (formerly, Coatue CTEK Fund) (the "Fund"), we hereby respond to the comments raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding the Fund's amended Registration Statement on Form N-2/A, filed on November 19, 2024 (File Nos. 333-283279; 811-24025) (the "Registration Statement"), in written correspondence, dated December 19, 2024 from Timothy Worthington of the Staff to Jessica L. Patrick of Kirkland & Ellis LLP, outside counsel to the Fund. The Fund is filing Pre-Effective Amendment No. 2 (the "Amendment") to the Registration Statement concurrently hereto to respond to the Staff's comments and make certain other changes.

For your convenience, a transcription of the Staff's comments is included in this letter, with each comment followed by the Fund's response. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund's Prospectus or Statement of Additional Information ("SAI") are to those filed as part of the Amendment. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

General

1.	We note that portions of the Registration Statement are incomplete. Please ensure all information is included in a pre-effective amendment, including the fee table, hypothetical expense examples, references to the auditor, auditor's consent, and seed financial statements. A full financial review must be performed prior to declaring the Registration Statement effective. We may have additional comments on such portions when the Fund completes them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendment.

Austin  Bay Area   Beijing  Boston  Brussels  Chicago  Dallas  Frankfurt  Hong Kong  Houston  London  Los Angeles  Miami  Munich  New York  Paris  Riyadh  Salt Lake City  Shanghai

Response:

The Fund confirms that it will provide the requested information in a pre-effective amendment.

2.	Please advise the Staff of the status of any exemptive application(s) or no-action request(s) that the Fund or the Adviser, has submitted or intends to submit in connection with your Registration Statement, including with respect to co-investments and multi-class relief.

Response:

The Fund submitted an application for an exemptive order from the Commission to be able to issue multiple class of its common equity (the "Multi-Class Application"). The Multi-Class Application was filed on the EDGAR system on December 5, 2024 (File No. 812-15666) and was noticed by the Commission on December 13, 2024 and granted on January 8, 2025. Additionally, the Fund submitted an application (the "Co-Investment Application") for an exemptive order to participate in a proposed co-investment program. The Co-Investment Application was filed on the EDGAR system on November 15, 2024 (File No. 812-15659). The Fund does not intend to seek any other exemptive or no-action relief from the Commission or its Staff.

3.	Please supplementally explain if the Fund has presented or will present any "test the waters" materials to potential investors in connection with this offering. If so, please provide the Staff with copies of such materials.

Response:

The Fund supplementally confirms that no test-the-waters materials have been presented to potential investors in connection with this offering.

4.	Please confirm that any credit agreements the Fund has entered into or will enter into prior to effectiveness will be filed as exhibits to the Registration Statement.

Response:

The Fund has not entered into, and prior to the effectiveness of the Registration Statement, does not expect to enter into any credit agreements.

5.	Please supplementally explain whether the Fund intends to issue preferred or debt securities within a year from the effective date of the Registration Statement.

Response:

The Fund supplementally confirms that it has no current intention of issuing preferred or debt securities within a year from the effective date of the Registration Statement.

6.	Please confirm that FINRA will review the underwriting terms and arrangements of the offering.

Response:

The Fund respectfully notes that the offering of its Shares to the public is not subject to a FINRA review because it is an exempt offering pursuant to FINRA Rule 5110(h)(2)(L).

7.	Please supplementally explain whether the entity will be seeded in a formation transaction. If so, please provide an analysis addressing the applicability of S-X 6-11.

Response:

The Fund does not currently anticipate receiving any seed capital in a formation transaction that would trigger the application of Rule 6-11 under Regulation S-X.

8.	Certain disclosures in the Registration Statement indicate that the Fund may invest in spot crypto assets, including the native crypto assets of public, permissionless blockchains and/or applications running on such blockchains (see page 8). Please supplementally explain how the Fund would comply with the custody requirements of the Investment Company Act of 1940 (the "Act") with respect to these investments. See Section 17(f) of the Act. The Staff may have additional comments.

Response:

The Fund intends to comply with the custody requirements of Section 17(f) of the Investment Company Act of 1940 (the "1940 Act") with respect to any investments in spot crypto assets. Specifically, the Fund will hold spot crypto assets with a qualified custodian that meets the requirements under Rule 17f-1, Rule 17f-2, or Rule 17f-4, as applicable. The qualified custodian will provide the necessary safeguards to ensure compliance with the 1940 Act's requirements, including maintaining custody of the assets in a manner designed to prevent loss, theft, or unauthorized use. For crypto assets held through third-party custodians, the Fund will ensure that the custodian meets industry standards for safeguarding digital assets, including robust security measures such as multi-signature wallets, cold storage, and regular third-party audits. In addition, the Fund's Board of Trustees will oversee the custody arrangements to ensure compliance with the 1940 Act and to address any unique risks associated with spot crypto assets. The Board will periodically review the Fund's custody practices and the qualified custodian's policies to ensure ongoing compliance.

9.	The Staff notes that the Registration Statement contains both an "Executive Summary" section and a "Summary of Offering Terms" section. The "Executive Summary" in large part relates to the Adviser and not specifically to the Fund. Additionally, parts of the "Executive Summary" cover similar concepts and issues as the "Summary of Offering Terms." Please combine the disclosures into a single synopsis that focuses on the Fund. The synopsis should be a clear and concise description of the key features of the offering and the Registrant and should not impede understanding of the information required to be presented in the prospectus. See Item 3.2 in Form N-2; see also Guide 7 to Form N-2. In this regard, we note the following:

a.	The Executive Summary section and the Summary of Offering Terms include broad statements regarding the Fund's proposed investment strategy. Please review and revise to make the disclosures discussing the Fund's principal investment strategy more precise or consider moving such disclosures out of the synopsis. When revising the synopsis, please make sure it briefly summarizes the key features of the offering and that the disclosure is otherwise consistent with the more detailed discussion about the Fund's strategy in latter sections of the prospectus.

b.	Similarly, the Executive Summary includes lengthy disclosures about the background and history of the Adviser which would be more appropriately included elsewhere in the Registration Statement without impeding understanding of other information regarding key features of the Fund and the offering.

Please make sure to provide cross-references to relevant disclosures elsewhere in the prospectus and SAI that provide additional details about key features of the offering and Fund.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

10.	The Staff notes that throughout the Registration Statement, the disclosure (a) describes the Fund's principal investment strategy using broad references to various types of investments that the Fund may make; and (b) uses hedging language, such as "not limited to", "certain", "including", "other factors" to describe the Adviser's investment selection process. Please revise the disclosure to clarify, with specificity, the nature of, and types of investments the Fund will make as part of its principal investment strategy, as well as how those investments are selected. Please also move any discussion of non-principal strategies and investments to later sections of the Registration Statement, as appropriate. See for example, disclosure on the Cover Page that discloses "the Fund may [emphasis added] allocate capital to private investments in public equity ('PIPEs')"; see also, disclosure in the "Proprietary Data Science Capabilities" sub-section on page 2, stating that "while AI may [emphasis added] be utilized by Coatue's investment team in connection with the research process, investment decisions will continue to be made by Coatue's investment personnel."

Response:

The Fund acknowledges the Staff's comment and has made revisions throughout the Registration Statement to clarify the Fund's principal investment strategy and the types of investments the Fund will make as part of that strategy. Specifically, the revised disclosure provides additional detail about the nature of these investments and how the Adviser intends to select them, while moving discussions of non-principal strategies and investments to later sections, as appropriate.

With respect to the use of the term "may," the Fund respectfully submits that in certain instances this term is used intentionally and accurately to describe investment activities that are not definitive but remain potential components of the Fund's strategy. For example, the Fund may allocate capital to investments such as private investments in public equity (PIPEs) or utilize artificial intelligence (AI) tools in the research process. In these contexts, using "may" appropriately reflects the Fund's flexibility to pursue or forego these activities depending on market conditions, investment opportunities, or other relevant factors. To state definitively that the Fund "will" engage in such activities when they are not guaranteed could mislead investors and imply commitments that do not align with the Fund's intended operations.

Cover Page i-iii

11.	The first sentence of the first paragraph discloses that, "the Fund seeks to achieve its investment objective by investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in private and public 'Tech and Innovation Companies.'" The Staff notes that the Fund's name includes the term "TEK" which suggests that the Fund's investment focus will be in the technology sector. Please supplementally explain how it is consistent with rule 35d-1 of the Act to include "Innovation Companies" in the Fund's 80% test. We note "Tech and Innovation Companies" are defined broadly to include non-tech companies and companies that "operate in adjacent industries" to "Tech and Innovation Companies." The Staff may have additional comments.

Response:

The Fund has changed its name to "Coatue Innovation Fund." The Fund confirms that it will comply with Rule 35d-1 under the 1940 Act by investing, under normal circumstances, at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in "Innovation Companies" as defined in the Registration Statement.

The Fund’s name reflects its broad focus on innovation, encompassing both primary and secondary innovation. The Fund views innovation as extending beyond traditional technology companies to include sectors disrupted by or driving innovation. To that extent, the Fund’s 80% policy has been updated to clarify that “Innovation Companies” includes companies innovating directly within their sectors, as well as those facilitating or benefiting from secondary innovation, such as companies in the financial services sector (that are embracing financial innovation) or companies in the energy sector (that are benefiting from tailwinds or infrastructure enhancements due to technology adoption/advancement).

12.	The Cover Page uses broad terminology to refer to potential investments the Fund will make as part of its principal strategy. For example, the disclosure on the Cover Page refers to "other rights," "debt-like instruments," and "other debt instruments." Please revise the disclosure to clearly describe the types of investments that the Fund will purchase or sell as part of its principal investment strategy.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

13.	The first sentence of the third paragraph discloses that the Fund "may [emphasis added] purchase or write [equity swaps or options] to manage exposure and enhance returns." Similarly, in the Investment Objective and Strategy section on page 21, the Registration Statement discloses that, the Fund "may [emphasis added] utilize both over-the-counter and exchange traded instruments, including options, swaps and futures on equities and equity indices and other derivatives. To the extent writing or selling derivatives is a principal investment strategy of the Fund, please clarify and include corresponding risk disclosure as necessary. Please note that disclosure for any principal investment related to derivatives should be tailored specifically to how a fund expects to be managed and should address those strategies that the Fund expects to be the most important means of achieving its objectives and that it anticipates will have a significant effect on its performance. See Miller, Barry. "Derivatives-Related Disclosures by Investment Companies." (July 30, 2010). See also Comment 10 above.

Response:

The Fund expects that certain types of derivatives instruments – such as short sales against the box, equity swaps, options and currency hedging – will facilitate the Fund's implementation of its principal investment strategy to invest in Innovation Companies. The Fund also may use certain other derivative instruments – such as interest rate hedging and credit default swaps – on a more strategic or opportunistic basis. The Fund has revised the disclosure in the Registration Statement to more clearly identify the types of derivative instruments – and their intended utilization and purpose – in response to the Staff's comment.

14.	In the bolded bullet points on page ii, for each class of shares, as applicable, please prominently disclose that:

"An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [ ]% for sales load and offering expenses, you must experience a total return on your net investment of [ ]% in order to recover these expenses."

Response:

The Fund has revised the disclosure in the Prospectus in response to this request. The Fund notes that investors will not bear initial offering expenses, as such expenses are being assumed by the Adviser.

15.	In the Summary of Terms, the disclosure states that Fund will use leverage. Please add a cross reference on the Cover Page to the discussion within the risk disclosure section regarding the risks associated with a leveraged capital structure. See Item 1.1.j of the instructions Form N-2 and Guidelines to Form N-2, Guide 6.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Executive Summary, pages 1-7

16.	On page 4, the disclosure states that the Fund will make investments in ETFs. If the Fund intends to count investments in ETFs toward its 80% policy, please disclose, where appropriate, that the Fund will consider the underlying investments of the ETFs when determining compliance with rule 35d-1. Please also disclose how the Adviser will select ETFs, if such investments will be an element of the Fund's principal investment strategy.

Response:

Under normal market conditions, the Fund does not anticipate that ETFs will constitute a material portion of the Fund's assets. However, at times, the Fund may invest in ETFs to gain efficient exposure to specific sectors, asset classes, or geographic regions that align with its investment objective. The Fund's ability to allocate its assets to ETFs complements the Fund’s primary focus on investing in Innovation Companies by providing targeted exposure to trends or sectors where direct investments may not offer the same efficiency or diversification. Additionally, ETFs may be used for hedging purposes or to manage cash while awaiting deployment into direct investments. To the extent the Fund invests in an ETF that invests in Innovation Companies, the Fund will consider the underlying investments in that ETF as part of its compliance testing for its 80% policy.

17.	In the "Why does CTEK intend to invest in Private Assets, which are illiquid, in addition to liquid Public Assets?" the disclosure discusses investments in growth companies. To the extent investments in growth companies are a principal investment strategy of the Fund please clarify and include corresponding risk disclosure as necessary.

Response:

The Fund has removed the disclosure in the Prospectus in response to this request.

18.	In the second paragraph of the "What markets and instruments will CTEK target for its investments in Public Assets?" subsection:

a.	The disclosure discusses various types of investments, including OTC derivatives such as options and swaps. Please clarify if OTC derivatives will be considered "Public Assets" by the Adviser.

b.	The disclosure states that, "the Fund generally does not engage [emphasis added], in speculative trading in the interest rate, currency or physical commodities markets but may do so from time to time where Coatue determines that such an investment is in the best interest of the Fund." To the extent such investments do not constitute principal investments of the Fund, please remove this disclosure from the Synopsis.

c.	The disclosure states that "the Adviser may, from time to time, establish smaller or exploratory positions in certain [emphasis added] issuers as well, however, these positions are not expected to comprise a significant portion of the portfolio for an extended period of time [emphasis added]. In addition, the Fund may also make short- term opportunistic investments in initial public offerings ('IPOs')." To the extent investments in "certain issuers" or IPOs do not constitute principal investments of the Fund, please remove this disclosure from the Synopsis.

Response:

a.	The Fund confirms that OTC derivatives, such as options and swaps, will generally be considered “Public Assets” by the Adviser under the definition provided in the Amendment. This classification reflects that these instruments are typically linked to public instruments, either notionally or through conversion features.

The distinction between Public and Private Assets is based on the nature of the underlying securities. Public Assets include investments tied to publicly traded instruments, regardless of whether they are directly in public securities or privately negotiated but notionally or convertibly linked to public instruments. By contrast, Private Assets refer to investments that are not tied to public instruments.

When evaluating derivatives, the Adviser will consider the nature of the underlying exposure. If the derivative is notionally exposed to or convertible into a public instrument, it will be classified as a Public Asset. If it lacks these features, it will be classified as a Private Asset.

b.	The Fund has removed the disclosure in the Synopsis in response to this request.

c.	The Fund has removed the disclosure in the Synopsis in response to this request.

19.	In the last paragraph of the "Why does CTEK intend to invest in Private Assets, which are illiquid, in addition to liquid Public Assets?" subsection, as well as on page 21 in the "Investment Objective and Strategy" section, and on Page 5 of the SAI, the disclosure states that the Fund may take control positions in certain investments. Please supplementally explain how a controlling position in an investment owned by the Fund would be structured to comply with Section 17 of the Act. The Staff may have further comments.

Response:

The Fund confirms that any control positions in investments will be structured in compliance with Section 17 of the 1940 Act. Specifically, the Fund will ensure that any transactions involving affiliated persons of the Fund are conducted in accordance with applicable rules and guidance, including obtaining exemptive relief if necessary.

Summary of Offering Terms, pages 8-18

20.	In the second paragraph of the "Investment Objective and Principal Investment Strategy" subsection, the disclosure states that "subject to the Fund's 80% policy, to maintain flexibility and to seek to capitalize on investment opportunities as they arise, the Fund is not required to invest any particular percentage of its portfolio in any … sector." We note the Fund's investments will be focused in the technology sector. Please revise this disclosure accordingly.

Response:

The Fund has removed the disclosure in the Prospectus in response to this request.

21.	In the discussion of "Growth Capital" in the "Investment Objective and Principal Investment Strategy" subsection, the disclosure states that, "equity investments in private companies with large addressable markets [emphasis added] that can support large valuations over time." Please revise the language to clarify what "large addressable markets" means in this context.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

22.	Please consider what elements of the "Investment Philosophy" subsection belong in the Synopsis. See also Comment 9.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

23.	The "Risk Factor" subsection discloses that, "an investment in the Fund is speculative with a substantial risk of loss. See 'Risks' for special considerations relevant to an investment in the Fund." Please briefly summarize the principal risks of the Fund in the Synopsis. See Instruction 2 of Item 3 of Form N-2.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

24.	The "Incentive Fee" subsection discloses that, "for the avoidance of doubt, the calculation of Total Return will (i) include any appreciation or depreciation in the net asset value of Shares issued during the then-current calendar…" Please clarify that this includes unrealized appreciation or depreciation.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

25.	The "Distribution and Servicing Fee" subsection discloses that, "Class S Shares and Class D Shares are subject to an ongoing distribution and shareholder servicing fee (the 'Distribution and Servicing Fee') to compensate financial industry professionals [emphasis added] for distribution related expenses …" Please clarify if the Distributor will receive the Distribution and Servicing Fee and then in turn pay out other financial intermediary professionals.

Response:

The Fund confirms that the Distributor will receive the Distribution and Servicing Fee and will, in turn, pay financial intermediary professionals.

Summary of Fees and Expenses, pages 19-20

26.	The Staff notes that the Registration Statement discusses potential investments in other funds. Please include a line item titled "Acquired fund fees and expenses" within the fee table, for expenses related to investments in other funds, if applicable.

Response:

The Fund confirms that it will add appropriate disclosure in the fee table, if applicable. Based on current analysis, the Fund does not expect that its estimated allocations to "acquired funds" will trigger the need to include such line item, but will continue to assess the need to include this information.

27.	Please include a line item for Dividend Reinvestment and Cash Purchase Plan Fees pursuant to Item 3 of Form N-2.

Response:

The Fund confirms that it has added appropriate disclosure in the fee table.

Investment Objective and Strategy, pages 21-22

28.	To the extent any of the objectives disclosed in this section may be changed without a vote of the holders of a majority of voting securities, please disclose that fact. See instruction 2.a. of Item 8 of the instructions to Form N-2.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Risks, pages 24-46

29.	In the "Hedging Transaction Risk" section, the disclosure states the risks associated with short sales. To the extent the Fund will engage in short sales as part of the principal strategy, please include corresponding disclosure.

Response:

The Fund may engage in short sales against the box as part of its investment approach. These transactions are typically used to hedge downside risk, manage tax liabilities, or preserve portfolio value during periods of market volatility. In response to the Staff's comment, the Fund has updated the disclosure in the Registration Statement to clarify that shorting against the box is part of the Fund’s investment strategy and to disclose the associated risks, including potential limitations on liquidity, transaction costs, and the risk of loss if the value of the long position declines.

30.	The Staff notes the inclusion of "Consumer and Retail Companies" risk disclosure. Please confirm the applicability of the risk to the Fund given the Fund's focus on the technology sector.

Response:

The Fund confirms that certain Innovation Companies may also fall within the category of “Consumer and Retail Companies.” For example, companies leveraging technology to transform consumer experiences or disrupt traditional retail markets would align with the Fund’s investment focus. The inclusion of “Consumer and Retail Companies” risk disclosure reflects the possibility of such investments as part of the Fund’s broader technology and innovation strategy. This disclosure will remain in the Amendment to ensure appropriate risk disclosure.

31.	In the "Use of AI by the Coatue Group" section, the disclosure states the risks associated with the use of AI by the Adviser. Please supplementally explain how the adviser uses AI in its research process and whether the adviser will use third party AI services in its research.

Response:

The Fund confirms that the Adviser integrates artificial intelligence ("AI") into its research and investment process. Specifically, the Adviser utilizes AI tools to analyze data, identify trends, and generate insights to support investment decisions. The Fund further confirms that the Adviser does not rely on third-party AI services to make investment decisions. The current disclosure appropriately reflects the associated risks of AI use.

32.	In the "Artificial Intelligence ("AI") Companies" section, the disclosure states the risks associated with investments in AI companies. To the extent investments in AI companies is a principal strategy, please also include corresponding strategy disclosure.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

33.	In the "Third Party Advisors" risk, the disclosure states that, "there are risks and potential conflicts of interest associated with engaging [third party] Advisors and Research Providers." Please supplementally explain the role of these Third-Party Advisors whether respect to the Fund and whether they meet the definition of investment adviser under Sections 201(a)(11) under the Advisers Act and 2(a)(20) of the Investment Company Act. We may have additional comments.

Response:

The Fund supplementally notes that Third-Party Advisors and Research Providers are engaged by the Adviser to provide specialized expertise related to the identification, assessment and management of investments by the Adviser for its clients, including the Fund. These individuals and entities are not employees of the Adviser and are compensated based on the terms of their specific engagements. Compensation and expenses for these services are typically allocated to the fund(s) that benefit from their use, which may include the Fund.

The role of Third-Party Advisors and Research Providers is limited to providing supplementary insights and expertise. They do not have discretionary authority over investment decisions, they do not furnish advice or make recommendations with respect to the purchase or sale of securities, nor do they exercise continuous supervisory or management authority over any client's investments. These individuals and entities do not meet the definition of "investment adviser" under Section 202(a)(11) of the Investment Advisers Act of 1940 or Section 2(a)(20) of the 1940 Act.

The current disclosure appropriately addresses the risks and potential conflicts of interest associated with engaging Third-Party Advisors and Research Providers.

Repurchase of Shares, pages 61-63

34.	Please revise this section to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Response:

The Fund has revised the disclosure in the Prospectus in response to this request.

Statement of Additional Information, Fundamental Policies, pages 2-3

35.	Please review and revise as appropriate the fundamental policy to not concentrate in any industry or group of industries in light of the Fund's intended focus on the tech industry. Additionally, the fundamental policy states in pertinent part, that it does not limit "the Fund's authority to invest 25% or more of the value of its total assets in Portfolio Funds."

a.	The use of the capitalized term "Portfolio Funds" is undefined. Please define the term where appropriate.

b.	Please disclose that where the Fund knows or should know of the holdings of Portfolio Funds, it will consider those holdings for purposes of making a determination of whether there is a concentration.

Response:

The Fund does not intend to concentrate its assets in any particular industry or group of industries, except as permitted by applicable law or SEC guidance.

a.	The Fund confirms that "Portfolio Funds" as a defined term has been removed from the disclosure.

b.	The Fund acknowledges the Staff's comment regarding indirect investments and confirms that where it knows or should know the holdings of any underlying investment vehicles, such holdings will be considered when determining whether the Fund has exceeded its concentration limits.

36.	The fundamental policy with respect to senior securities and borrowing money, discloses that "the Fund will not issue senior securities or borrow money, except to the extent permitted by the Investment Company Act." Please include additional disclosure in the policy or following the policy that provides more detail about what is permitted under the Act related to this fundamental investment policy.

Response:

The Fund has revised the disclosure in the SAI to state "The Fund may not issue senior securities or borrow money except as permitted by (i) the 1940 Act, or interpretations or modifications by the SEC, SEC staff or other authority with appropriate jurisdiction, or (ii) exemptive or other relief or permission from the SEC, SEC staff or other authority."

Declaration of Trust

37.	Section X.7.(b), pertaining to derivative actions, provides that "shareholders eligible to bring an action… [must] collectively hold Shares representing ten percent (10%) or more of all Shares issued and outstanding or of the series…" Similarly, Section X.7.(e) imposes a requirement that "where demand is not required per Section X.7, a Shareholder may only bring a derivative action if Shareholders owning not less than ten percent (10%) of the then outstanding Shares of the Trust. Section X.7.(d), pertaining to derivative actions, provides that "the Trustees shall be entitled to retain counsel or other advisors in considering the merits of the request and may require an undertaking by the Shareholders making such request to reimburse the Trust for the expense of any such advisors in the event that the Trustees determine not to bring such action. Finally, Section X.8, pertaining to direct actions rather than derivative actions, largely mirrors the language used in Section X.7. Please revise theses sections in the Declaration of Trust to state that the provisions do not apply to claims arising under the federal securities laws.

Response:

The Fund will propose an amended and restated Declaration and Agreement of Trust for requisite approval to make the requested amendment.

38.	Section X.10 provides for exclusive jurisdiction for the Court of Chancery of the State of Delaware for claims against the Trust. Please revise the provision in the organizational document to state that the provision does not apply to claims arising under the federal securities laws. Furthermore, please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision as to non-federal securities law claims (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum) and that the provision does not apply to claims arising under federal securities laws.

Response:

The Fund will propose an amended and restated Declaration and Agreement of Trust for requisite approval to make the requested amendment.

39.	Section X.11 provides for waiver of jury trials. Please disclose in an appropriate location in the prospectus that shareholders waive the right to a jury trial.

Response:

The Fund respectfully notes that the waiver of jury trials is appropriately disclosed in the SAI under “Derivative Actions and Exclusive Jurisdiction,” consistent with industry practice and the regulatory framework.

*          *          *          *          *          *

If you have any questions, please feel free to contact the undersigned by telephone at (212) 341-7825 or by email at jessica.patrick@kirkland.com or Nicole M. Runyan, P.C. by telephone at (212) 446-4774 or by email at nicole.runyan@kirkland.com. Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Jessica L. Patrick, Esq.
Jessica L. Patrick

cc:	Claire Jen, Esq., Coatue Management, L.L.C.

Nicole M. Runyan, P.C., Kirkland & Ellis LLP